[LETTERHEAD OF GERSTEN SAVAGE LLP]


                                                                 August 20, 2008

VIA EDGAR AND OVERNIGHT MAIL

Ms. Lauren Nguyen
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC  20549

     Re: Easy CD Yearbook, Inc.
         Registration Statement on Form S-1
         Filed June 25, 2008
         File No.  333-151931

Dear Ms. Nguyen:

     We are counsel to Easy CD Yearbook, Inc. ("Easy CD," the "Company" or "our client"). On behalf of our client, we respond as follows to the Staff's comments dated July 22, 2008 relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter.

GENERAL

1. WE NOTE THAT THE SELLING STOCKHOLDERS WILL BE REQUIRED TO SELL AT THE SAME FIXED PRICE AT WHICH THE SHARES WERE PURCHASED IN PRIOR UNREGISTERED TRANSACTIONS. PLEASE EXPLAIN TO US THE SELLING STOCKHOLDERS' BUSINESS REASON FOR SELLING AT THE SAME PURCHASE PRICE, THEREBY MAKING NO PROFIT. BY SO DOING YOU PROHIBIT THEM FROM MAKING ANY PROFIT ON SALES UNLESS AND UNTIL THERE IS AN ACTIVE TRADING MARKET. THAT RAISES QUESTIONS ABOUT WHETHER IT IS A BONA FIDE PRICE. ALTERNATELY, INCREASE THE FIXED PRICE AND PAY THE ADDITIONAL FILING FEE.

     The initial offering price of the shares of common stock offered by the selling stockholders pursuant the prospectus was set at the same price at which the selling stockholders purchased the shares from the Company in a private placement which closed on March 31, 2008 because the Company believes that this price, $0.025 per share, remains the price at which the Company can reasonably be valued at this time.

     The Company was in an early development stage at the time of the private placement, with limited operations and activities, and so it had no independent benchmark or comparative or determinative measures upon which to base the private placement sale price. The Company's management,
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Page 2 of 6
Ms. Lauren Nguyen
Securities and Exchange Commission


     therefore, chose the private placement sale price based on its own assessment of the Company's value at that time. In the five months since the private placement, the Company's activities have not developed substantially, and management is unaware of any event or material change in the Company's circumstance which would justify an increase in the Company's valuation. Accordingly, until the Company's common stock is listed or quoted for trading and a trading market develops indicating otherwise, the Company believes that the $0.025 per share stock price remains a reasonable valuation of the Company's stock. Nevertheless, we have advised, and the Company has accepted, an increase in the offering price to $0.05, and the registration statement has been revised to reflect the increased offering price.

     Pursuant to my telephone discussions on August 13, 2008 with Kimberly Davis of the SEC's Fee Account Services Branch, there is no additional filing fee required since the total number of shares being registered has not changed. Accordingly, no additional fee has been paid.

REGISTRATION STATEMENT COVER PAGE

2. PLEASE NOTE THAT SINCE YOUR COMMON SHARES ARE NOT OFFERED PURSUANT TO TERMS WHICH PROVIDE FOR A CHANGE IN THE AMOUNT OF SECURITIES BEING OFFERED OR ISSUED TO PREVENT DILUTION RESULTING FROM STOCK SPLITS, STOCK DIVIDENDS, OR SIMILAR TRANSACTIONS, RULE 416(A) DOES NOT APPEAR APPLICABLE TO YOUR TRANSACTION, ALTHOUGH RULE 416(B) AUTOMATICALLY PROVIDES FOR SUCH INCREASES IN THE CASE OF STOCK SPLITS AND STOCK DIVIDENDS. PLEASE REVISE YOUR FEE TABLE FOOTNOTES TO REMOVE REFERENCES TO RULE 416.

     The Company has revised the registration statement fee table to remove references to Rule 416.

PROSPECTUS COVER PAGE

3. PLEASE REVISE YOUR DISCLOSURE TO INDICATE, IF TRUE, THAT YOU ARE MAKING THIS OFFERING ON A "BEST EFFORTS" BASIS.

     The Company does not believe that this is applicable as this is a resale registration statement, and accordingly has not made the requested change.

PROSPECTUS SUMMARY, PAGE 1

4. PLEASE EXPAND YOUR DESCRIPTION ON HOW YOUR BUSINESS WILL GENERATE REVENUE. IN YOUR REVISED REGISTRATION STATEMENT, PLEASE DISCLOSE WHAT PRODUCTS OR SERVICES YOU INTEND TO SELL AND HOW AND WHEN YOU EXPECT TO SELL YOUR PRODUCTS OR SERVICES, INCLUDING A DISCUSSION OF EACH MATERIAL STEP NEEDED TO REACH OPERATIONAL STATUS, AS WELL AS ESTIMATED COSTS. WHAT IS THE TARGET RANGE IN PRICES FOR THE PRODUCT? THIS SNAPSHOT WILL HELP INVESTORS EVALUATE THE DISCLOSURE AS THEY READ THE FILING.

     The Company has revised the "Corporate Background" section of the prospectus summary to include an expanded discussion about the Company's business and the product it intends to sell. This section has been renamed "Corporate Background and Business Overview" accordingly.
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Page 3 of 6
Ms. Lauren Nguyen
Securities and Exchange Commission


5. THE INDEPENDENT AUDITOR'S REPORT EXPRESSES SUBSTANTIAL DOUBT ABOUT THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN. PLEASE PROVIDE THIS INFORMATION IN THE FOREFRONT OF "CORPORATE BACKGROUND" SECTION. ALSO ADD THAT YOU CURRENTLY HAVE ACCUMULATED A DEFICIT OF $4,695 AS OF MAY 31, 2008 AND THE AMOUNT OF YOUR CURRENT DEBT, IF APPLICABLE.

     The Company has added the requested information early and prominently in the "Corporate Background and Business Overview" section.

6. REVISE THE SUMMARY AND BUSINESS SECTIONS TO DISCUSS THE MATERIAL POINTS IN YOUR CORPORATE HISTORY AND YOUR MANAGEMENTS' BACKGROUND. THIS DISCLOSURE SHOULD HIGHLIGHT THE FACT THAT YOU WERE INCORPORATED IN 2006, AND SINCE THAT TIME YOU HAVE ISSUED 7,386,400 SHARES FOR A TOTAL PROCEEDS OF $52,641, AND HAVE SPENT ONLY $1,276 ON DEVELOPMENT OF YOUR BUSINESS. PLEASE ALSO HIGHLIGHT THE BUSINESS BACKGROUNDS OF YOUR MANAGEMENT AND THE FACT THAT YOUR OFFICERS LIVE IN DIFFERENT COUNTRIES FROM EACH OTHER AND NEITHER OF THEM LIVES IN YOUR COUNTRY OF INCORPORATION.

     The Company has revised the summary and business sections to include the requested information.

RISK FACTORS, PAGE 4

WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST OUR COMPETITORS, PAGE 6

7. WHERE POSSIBLE, PLEASE EXPAND THE DISCLOSURE TO QUANTIFY THE NUMBER OF COMPETITORS IN THE INDUSTRY SO THAT THE INVESTOR MAY HAVE AN UNDERSTANDING OF THE MARKET. ALSO REVISE THE RISK FACTOR TO DIFFERENTIATE BETWEEN
     COMPETITORS IN THE PUBLISHED YEARBOOK MARKET AND THE MULTIMEDIA CD / DVD MARKET.

     The Company has revised the risk factor as requested.

WE HAVE LIMITED SALE AND MARKETING EXPERIENCE.. PAGE 5

8. YOU MENTION THAT YOU HAVE PLANS FOR MARKETING AND SALES. PLEASE REVISE TO DISCLOSE WHO WILL BE UNDERTAKING THIS FOR YOU AND HOW MUCH IT COSTS.

     The Company has revised the risk factor as requested.

IF OUR ESTIMATES RELATED TO EXPENDITURES ARE ERRONEOUS.. PAGE 5

9. REVISE TO STATE WHETHER YOUR ESTIMATES INCLUDE THE COST OF BEING A PUBLICLY REPORTING COMPANY.

     The Company has revised the risk factor as requested.

OUR INSIDERS BENEFICIALLY OWN A SIGNIFICANT PORTION OF OUR STOCK ... PAGE 8

10. REVISE TO HIGHLIGHT THE RISK FACTOR TITLE BY CHANGING THE LETTER TYPE TO UPPER CASE.

     The Company has revised the risk factor as requested.
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Page 4 of 6
Ms. Lauren Nguyen
Securities and Exchange Commission


OUR BUSINESS, PAGE 19

11.  PLEASE REVISE TO EXPLAIN WHAT "OPEN-SOURCE" SOFTWARE IS.

     The Company has revised the disclosure to include an explanation of "open-source" software.

12. IN THE LAST PARAGRAPH OF THIS SECTION, YOU MENTION THAT YOU HAVE COMMENCED INITIAL PRODUCT DEVELOPMENT EFFORTS. PLEASE REVISE TO EXPAND THIS SECTION TO DESCRIBE THESE PRODUCT DEVELOPMENT EFFORTS IN GREATER DETAIL.

     The Company has restructured the first subsection under "Our Business" into two subsections, called "Overview" and "The Video Program," in order to clarify the disclosure in accordance with the Staff's comment. The Company has informed us that its initial product development efforts are thus far insignificant, but has expanded the disclosure under the caption "The Video Program" and under a new subsection captioned "Activities to Date" in order to describe the efforts it has taken to date.

COMPETITION AND COMPETITIVE STRATEGY, PAGE 20

13. PLEASE EXPAND YOUR DISCLOSURE TO DIFFERENTIATE THE "HOW TO" VIDEO THAT YOU ARE OFFERING AND THE SOFTWARE PROGRAMS WHICH YOUR COMPETITORS CURRENTLY SELL. IN YOUR REVISED DISCLOSURE, PLEASE AIM TO EXPLAIN THE DIFFERENCES BETWEEN OPEN-SOURCE SOFTWARE AND THE CURRENT PRODUCTS. ALSO, IF THERE ARE DIFFERENCES IN PRICE RANGES FOR THE PRODUCTS, PLEASE DISCLOSE THEM HERE.

     The Company has expanded this disclosure as requested.

MARKETING AND SALES STRATEGY, PAGE 21

14. WE NOTE THAT YOU PLAN TO PRICE YOUR PRODUCT AT $379 INITIALLY. PLEASE ALSO REFER TO YOUR STATEMENT THAT YOUR PRODUCT MAY HAVE POTENTIAL "COST-SAVINGS" FOR THE CONSUMER ON PAGE 28. CONSIDER REVISING YOUR DISCLOSURE TO PROVIDE
     THE  CONTEXT  FOR YOUR PRICE  RANGE IN  RELATION  TO THE  CURRENT  YEARBOOK
     MARKET.

     The company has deleted the statement that its product may have potential "cost-savings" for the consumer, as it can not be sure that it is accurate.

DESCRIPTION OF PROPERTY, PAGE 22

15. WE NOTE THAT YOU PAY ONLY $75.00 FOR YOUR CORPORATE OFFICE, WHICH IS ALSO THE SAME ADDRESS YOUR AGENT FOR SERVICE OF PROCESS USES. PLEASE REVISE TO DISCLOSE WHETHER EASTBIZ.COM WILL RECEIVE ANY REMUNERATION FROM THE CURRENT OFFERING AND IF YOU ACTUALLY MAINTAIN OFFICE EQUIPMENT, STAFF OR OTHER OPERATIONAL ITEMS AT THIS LOCATION. IF YOU DO NOT MAINTAIN ANY OPERATIONS AT THIS LOCATION, EXPLAIN WHY YOU HAVE DESIGNATED IT YOUR CORPORATE OFFCE.

     The Company has revised the disclosure as requested.
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Page 5 of 6
Ms. Lauren Nguyen
Securities and Exchange Commission


MANAGEMENT, PAGE 23

16. PLEASE REVISE TO DISCLOSE SPECIFIC DATES OF EMPLOYMENT WHENEVER POSSIBLE AND TO INCLUDE EMPLOYERS AND JOB TITLES HELD SO THAT THE INVESTOR MAY GAIN AN UNDERSTANDING OF THE EXPERIENCE OF YOUR EXECUTIVES AND OFFICERS. ADDITIONALLY, DISCLOSE WHETHER THESE INDIVIDUALS CURRENTLY HOLD TITLES AT OTHER COMPANIES. PLEASE NOTE THAT WE MAY HAVE ADDITIONAL COMMENTS AFTER REVIEWING YOUR RESPONSES.

     The Company has revised the disclosure as requested.

EXECUTIVE COMPENSATION, PAGE 24

17. REVISE TO DISCUSS ANY PLANS TO PAY YOUR OFFICERS ANY COMPENSATION IN THE FUTURE.

     The Company has revised the disclosure as requested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 27

18. WE NOTE THE DISCLOSURE THAT YOU BELIEVE YOU WILL HAVE THE VIDEO PRODUCT AVAILABLE AT THE END OF 2008. PLEASE ALSO SEE THE DISCLOSURE ON PAGE 28 WHERE YOU INDICATE THAT YOU PLAN TO ENGAGE A FIRM TO PRODUCE THE VIDEO PROGRAM. CONSIDER REVISING THE DISCLOSURE TO DESCRIBE THE STEPS YOU HAVE TAKEN TO BE ABLE TO PRODUCE YOUR PRODUCT BY THE END OF 2008.

     The Company has informed us that because the end of 2008 is near and its product development efforts to date have been thus far insignificant, it has reconsidered its expected timeline for production of its product, and now anticipates that the product will be available by March 2009. The Company has revised the disclosure throughout the registration statement to reflect the new timeline, as well as to clarify that it is currently seeking a third party firm to produce the video program and "how to" guide.

19. REFER TO THE FINAL CARRY-OVER PARAGRAPH ON PAGE 27 WHERE YOU STATE THAT YOU BELIEVE YOU WILL BEGIN TO GENERATE REVENUES NO EARLIER THAN FISCAL YEAR 2009. SINCE YOUR FISCAL YEAR ENDS MAY 31, PLEASE DISCLOSE THE CALENDAR YEAR IN WHICH FISCAL YEAR 2009 BEGINS FOR YOU.

     The Company has revised the disclosure throughout the document to clarify that it believes that it will begin to generate revenues no earlier than June of 2009 (which is the start of its 2010 fiscal year).

20. WE NOTE YOUR DISCLOSURE ON PAGE 28 THAT YOU HAVE PUBLISHED A SERIES OF FREE INSTRUCTIONAL VIDEOS ON YOUR WEBSITE; HOWEVER, WE HAVE BEEN UNABLE TO LOCATE ANY VIDEOS ON YOUR WEBSITE. PLEASE ADVISE OR REVISE AS APPROPRIATE.

     The Company has revised the disclosure to clarify that it has published samples of the first two sessions of its instruction videos on its website. These samples are available at www.easycdyearbook.com/software.html.
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Ms. Lauren Nguyen
Securities and Exchange Commission


21. EXPLAIN THE DIFFERENCE BETWEEN "VIDEO PRODUCTION" AND "`HOW TO GUIDE" AS DISCLOSED IN THE CHART ON PAGE 29.

     In the chart on page 29, the line item for "Video Production" refers to the 10-session instructional video series, which is intended to provide instruction to viewers on how to use multimedia tools, software and equipment that are, or may be, readily available, in order to create a multimedia yearbook, and the "How To Guide" line item refers to the electronic "How To" curriculum guide for teachers and instructors which is intended to assist them to design and present a course on providing a multimedia yearbook. The Company has added notes to the chart on page 29 in order to make this distinction clear.

RESULTS OF OPERATIONS, PAGE 30

22.  DESCRIBE THE "CONSULTING" SERVICES YOU RECEIVED IN EXCHANGE FOR $2000.

     The Company has revised the disclosure as requested.

OTHER

23. THE INDEPENDENT PUBLIC ACCOUNTANTS IN EACH AMENDMENT SHOULD FURNISH MANUALLY SIGNED AND CURRENTLY DATED CONSENTS TO THE REGISTRATION STATEMENT.

     The Company has filed the consent of its independent registered accounting firm dated August 18, 2008 as Exhibit 23.1 to Amendment No. 1.

                                  *************

     We trust that the foregoing is responsive to the Staff's comments. Please do not hesitate to call me at 212-752-9700 if you have any questions.

                                Very truly yours,


                                /s/ Jaclyn Amsel
                                -----------------------------
                                Jaclyn Amsel

cc: Easy CD Yearbook, Inc.